UNITED STATES OF AMERICA

                          NUCLEAR REGULATORY COMMISSION


In the Matter of                            )
                                            )
Duquesne Light Company                      )
                                            )
Beaver Valley Power Station,                )          Docket Nos. 50-334
Units 1 and 2                               )          and 50-412
                                            )
Perry Nuclear Power Plant Unit 1            )          Docket No. 50-440


                      APPLICATION FOR TRANSFERS OF CONTROL
                   REGARDING OPERATING LICENSE NOS. DPR-66 AND
                       NPF-73 FOR THE BEAVER VALLEY POWER
                      STATION AND OPERATING LICENSE NPF-58
                        FOR THE PERRY NUCLEAR POWER PLANT

                           INTRODUCTION AND BACKGROUND

     The Duquesne Light Company ("Duquesne Light"), Ohio Edison Company ("Ohio Edison") and Pennsylvania Power Company ("Penn Power") are the holders of Facility Operating License No. DPR-66, dated July 2, 1976 ("Operating License DPR-66"). Operating License DPR-66 authorizes the holders to possess the Beaver Valley Power Station, Unit 1 ("Beaver Valley Unit 1") and authorizes Duquesne Light to use and operate Beaver Valley Unit 1 in accordance with the procedures and limitations set forth in the operating license.


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     Duquesne Light, Ohio Edison, The Cleveland Electric Illuminating Company
("CEI") and The Toledo Edison Company ("TE") are the holders of Facility Operating License No. NPF-73, dated August 14, 1987 ("Operating License NPF-73"). Operating License NPF-73 authorizes the holders to possess the Beaver Valley Power Station, Unit 2 ("Beaver Valley Unit 2") and authorizes Duquesne Light to use and operate Beaver Valley Unit 2 in accordance with the procedures and limitations set forth in the operating license.

     Duquesne Light, CEI, Centerior Service Company ("CSC"), Ohio Edison, OES Nuclear Inc., Penn Power and the TE are holders of Facility Operating License No. NPF-58, dated November 13, 1986 ("Operating License NPF-58"). The operating license authorizes the holders to possess the Perry Nuclear Power Plant, Unit No. 1 ("Perry") and authorizes CEI and CSC to use and operate Perry in accordance with the conditions and requirements set forth in the operating license.

     The purpose of this Application is to request the consent of the Nuclear Regulatory Commission ("NRC") under 10 C.F.R. Sec. 50.80 to the indirect transfers of control of Duquesne Light's interests in the operating licenses for Beaver Valley Unit 1, Beaver Valley Unit 2 and Perry that will occur under a proposed merger of DQE, Inc. ("DQE") and Allegheny Power System, Inc. ("Allegheny Power"). Duquesne Light is a wholly owned subsidiary of DQE; it owns a 47.50% interest in Beaver Valley Unit 1, a 13.74% interest in Beaver Valley Unit 2, and a 13.74% interest in Perry. The merger will result in the indirect transfer of control of the interests held by Duquesne Light in the Beaver Valley and Perry operating licenses to Allegheny Power, which will be renamed Allegheny Energy, Inc. ("Allegheny Energy"). A copy of the Joint Proxy


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Statement and Prospectus (which includes as an exhibit a copy of the merger agreement between Allegheny Power and DQOE) is filed with this Application as Exhibit A.

     Under the proposed merger, Duquesne Light will become an indirect wholly owned subsidiary of Allegheny Energy. As a result of the merger, Duquesne Light and Allegheny Power will achieve significant cost savings and efficiencies that will reduce their operating costs to the benefit of their customers, shareholders and the communities that they serve. The merger will therefore enhance Duquesne Light's financial resources to possess its ownership interests in the Beaver Valley and Perry plants.

     The merger will have no adverse affect on either the technical management or operation of the Beaver Valley or Perry plants. The technical qualifications of Duquesne Light, the plant operator for Beaver Valley Units 1 and 2, will be unaffected since the technical management and nuclear organization of Duquesne Light currently responsible for operating and maintaining Beaver Valley will remain responsible for the plant's operation and maintenance after the merger. Similarly, the merger will have no adverse affect on either the technical management or operation of the Perry plant since CEI and CSC, responsible for the operation and maintenance of Perry, are not involved in the merger.

     In addition to the NRC's review, the merger will be reviewed by other Federal and state agencies, including the Federal Energy Regulatory Commission ("FERC"), the Securities Exchange Commission ("SEC") and potentially the U.S. Department of Justice and the Federal Trade Commission ("FTC"), and the Pennsylvania Public Utility Commission. Among the issues that these agencies will consider are the competitive aspects of the proposed merger. The NRC itself need not undertake any


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additional antitrust review with respect to the proposed indirect transfers of control concerning the Beaver Valley Unit 2 and Perry licenses because approval of this application -- like the NRC's recent approval of the indirect transfers of control resulting from the proposed merger of Ohio Edison and Centerior Energy -- does not involve the issuance of a license.1 Therefore, as the NRC recently concluded in its review of the Ohio Edison and Centerior Energy merger, the antitrust provisions of section 105c of the Atomic Energy Act do not apply.2

     Part I below sets forth the information required by 10 C.F.R. Sec. 50.80 with respect to the proposed transfers. Part II discusses the effective date for the license transfers.

I.  INFORMATION  FOR  INDIRECT TRANSFERS  OF  CONTROL

A. General Information Concerning Duquesne Light

    1.    Name and Address

          Duquesne Light Company
          411 Seventh Ave., 16-006
          P.O. Box 1930
          Pittsburgh, Pennsylvania  15320-1930

    2.    Description Of Business

     Following the merger, Duquesne Light will be an indirect wholly owned subsidiary of Allegheny Energy. Its purpose will remain the same as it is now, which is to


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1  Beaver Valley Unit 1 is a section 104b plant, and therefore the NRC has no antitrust jurisdiction with respect to Unit 1.

2 See, e.g., Safety Evaluation by the Office of Nuclear Reactor Regulation Related to the Indirect Transfers of Control of License Nos. DPR-66 and NPF-73 for Beaver Valley Power Station, Unit Nos. 1 and 2, Docket Nos. 50-334 and 50-412 at 3 (June 19, 1997).


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


engage principally in the generation, transmission, distribution and sale of electric energy in Pennsylvania to residential, commercial and industrial customers for their own use and in Pennsylvania and elsewhere to wholesale customers for resale.

     3.   Organization And Management

     Duquesne Light is -- and will remain after the merger -- a corporation organized and existing under the laws of the State of Pennsylvania. All of Duquesne Light's directors and principal officers are citizens of the United States.

     The Board of Directors of Allegheny Energy will be composed of 15 directors; DQE is to designate six of the directors and Allegheny Power is to designate nine of the directors. Neither DQE nor Allegheny Power has determined who it will designate to be directors, but each currently intends to nominate persons from among the members of its respective board of directors at the time of the merger. Additionally, the merger agreement provides that the chairman of the Nuclear Review committee of the new board shall be one of the six directors designated by DQE.

     Following the proposed merger, Duquesne Light will not be owned, controlled or dominated by an alien, foreign corporation or foreign government. Duquesne Light is not acting as an agent or representative of any other person in this request for consent to the indirect transfer of control of the licenses.

B.   Technical Qualifications

     The technical qualifications of Duquesne Light to operate Beaver Valley Units 1 and 2 will be unchanged by the merger since the technical management and nuclear


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organization of Duquesne Light currently responsible for operating and maintaining Beaver Valley will be responsible for the operation and maintenance of Beaver Valley after the merger. The merger does not involve any change to the Beaver Valley Nuclear organization responsible for operating the plant or the reporting relationships within that organization. The Nuclear organization will continue to have clear and direct lines of responsibility and authority. While specific individuals may over time join or leave the nuclear staff and/or titles or responsibilities may change, the technical and administrative abilities will remain essentially unchanged. Therefore, the technical qualifications of Duquesne Light to carry out its responsibilities under the Beaver Valley Unit 1 and Unit 2 Operating Licenses will remain unchanged and will not be adversely affected by the proposed merger.

     The proposed merger involves no change to either the management organization or technical personnel of CEI and CSC responsible for operating and maintaining Perry. CEI and CSC are not involved in the merger. Therefore, the technical qualifications of CEI and CSC to carry out their responsibilities under the Perry Operating License will remain unchanged and will not be adversely affected by the proposed merger.

C. Financial Qualifications

     After the proposed merger, Duquesne Light will continue to generate and distribute electricity and recover the cost of this electricity through rates authorized by the Pennsylvania Public Utility Commission and by the FERC. Therefore, Duquesne Light will continue to meet the definition of electric utility set forth in 10 C.F.R. Sec.


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50.2. Accordingly, its financial qualifications are presumed by 10 C.F.R.
Sec. 50.33(f) and no specific demonstration of financial qualifications is required.

     We understand that in connection with recent mergers of other licensees, the NRC has expressed interest in being kept informed of subsequent asset transfers. If this is a consideration in this merger, Duquesne Light is willing to commit to provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from Duquesne Light to its proposed parent, or to any other affiliated company, facilities for the production, transmission or distribution of electric energy having a depreciated book value exceeding ten percent of Duquesne Light's consolidated net utility plant, as recorded on the its books of account.


D. Decommissioning Funding

     NRC regulations require information showing "reasonable assurance . . . that funds will be available to decommission the facility." 10 C.F.R. Sec. 50.33(k). Duquesne Light has filed decommissioning reports with the NRC under 10 C.F.R. Sec. 50.75(b) and is providing financial assurance for decommissioning its respective ownership interests in Beaver Valley Units 1 and 2 and Perry in accordance with those reports through external sinking trust funds in which deposits are made at least annually. After the merger, Duquesne Light will remain responsible for the decommissioning liabilities associated with its ownership interests in Beaver Valley and Perry and will continue to fund its decommissioning trusts for those plants in accordance with NRC regulations.


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E. Antitrust Considerations

     1. Beaver Valley Unit 1 Is Not Subject To NRC Antitrust Review

     Beaver Valley Unit 1 was licensed under section 104b of the Atomic Energy Act. Nuclear plants licensed under section 104b are not subject to antitrust review by the NRC. As stated by the NRC in its approval for the license transfer of the Calvert Cliffs Nuclear Power Plant (also a section 104b plant):

         The Calvert Cliffs Nuclear Power Plant received its construction permit (CP) prior to enactment of Section 105 of the Atomic Energy Act. Nuclear plants that receive CPs prior to enactment of Section 105 in December 1970 were issued 104b licenses rather than 103 commercial licenses and were grandfathered for purposes of antitrust review. Consequently, the staff is not conducting a significant change antitrust review as a result of the proposed merger involving BGE and PEPCO.

61 Fed. Reg. 56,714, 56,715 (Nov. 4, 1996). Therefore, the NRC lacks antitrust jurisdiction to conduct any antitrust review with respect to the license transfer for Beaver Valley Unit 1.

    2.  No NRC Antitrust Review Is required With
        Respect to Beaver Valley Unit 2 and Perry

     Beaver Valley Unit 2 and Perry were licensed under section 103 of the Atomic Energy Act and therefore the NRC does have certain, limited antitrust jurisdiction with respect to Beaver Valley Unit 2 and Perry. The Act, however, only provides for an antitrust review in connection with a construction permit application and, where there have been "significant changes" from the time of the construction permit, in


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connection with the initial operating license application. 42 U.S.C.
Sec. 2135(c). The legislative history of section 105c strongly reinforces its statutory language that the antitrust review provided for by section 105c is limited to the "initial application" for a construction permit or operating license and not to "other applications that may be filed during the licensing process."3 Accordingly, no antitrust review is required with respect to the indirect transfers of control that would result from the proposed merger of DQE and Allegheny Power.

     In its recent approval of the indirect transfers of control resulting from the proposed merger of Ohio Edison and Centerior Energy, the NRC has expressly recognized that no antitrust review -- not even a no significant change review -- is to be undertaken with respect to an application for an indirect transfer of control of a license under 10 C.F. R. Sec. 50.80. As stated by the NRC in the Beaver Valley Safety Evaluation for the Ohio Edison and Centerior merger:


--------
3  As stated by the Joint Committee on Atomic Energy,

         The Committee recognizes that applications may be amended from time to time, that there may be applications to extend or review [sic] a license, and also that the form of an application for a construction permit may be such that, from the applicant's standpoint, it ultimately ripens into the application for an operating license. The phrases "any license application", "an application for a license", and "any application" as used in the clarified and revised subsection 105 c. refer to the initial application for a construction permit, the initial application for an operating license, or the initial application for a modification which would constitute a new or substantially different facility, as the case may be, as determined by the Commission. The phrases do not include, for the purposes of triggering subsection 105 c., other applications which may be filed during the licensing process.

H. Rep. 91-1470, 91st Cong. 2d Sess., at 29 (1970) (emphasis added).


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         The antitrust provisions of Section 105c of the Atomic Energy
         Act apply to an application for a license to construct or operate a facility licensed under Section 103 of the Act. Although FirstEnergy may become the holding company of the licensees for the Beaver Valley facilities, i.e., may indirectly acquire control of the licenses, it will not be performing activities for which a license is needed. Since approval of the instant application would not involve the issuance of a license, the procedures under Section 105c do not apply, including the making of any "significant changes" determination. Therefore, there is no need to conduct any additional antitrust review.4

     Similarly here, the NRC's approval of the instant application for indirect transfer of control does not involve the issuance of a license. After the merger, Duquesne will remain the licensee with respect to its interests in both the Beaver Valley and Perry plants. Accordingly, no antitrust review is to be undertaken with respect to this application, not even the making of a no "significant changes" determination.

     Additionally, no practical purpose would be served by conducting any type of antitrust review here for the NRC has previously conducted an extensive antitrust review with respect to the Perry license. This review resulted in comprehensive antitrust conditions being added to the Perry license to which Duquesne Light is subject. See Operating License NPF-58, Conditions 2.C(3)a, 2.C(3)b, and Appendix C. In 1987 in connection with the issuance of the operating license for Beaver Valley Unit 2, the NRC concluded that there had been no significant changes warranting further antitrust review with respect to Beaver Valley Unit 2, in large measure because of "the implementation of the Davis-Besse/Perry license conditions and the procompetitive


--------
4 Safety Evaluation by the Office of Nuclear Reactor Regulation Related to the Indirect Transfers of Control of License Nos. DPR-66 and NPF-73 for Beaver Valley Power Station, Unit Nos. 1 and 2, Docket Nos. 50-334 and 50-412 at 3 (June 19, 1997) (emphasis added).


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effect they have had on the planning and day-to-day operations of all CAPCO systems." 52 Fed. Reg. 15,402, 15,403 (1987). Further, the NRC itself recently concluded (in reviewing a proposed merger between CEI and TE) that the license conditions found in the Perry Operating License are "extensive and procompetitive." 59 Fed. Reg. 40,928, 40,929 (August 10, 1994).

     Moreover, the competitive effects of the merger will be thoroughly reviewed by other federal and state agencies reviewing the merger, including the FERC and the Pennsylvania Public Utility Commission. The potential effect of the business combination of DQE and Allegheny Power on competition will be one of the issues considered by FERC in its review of the merger. The NRC's antitrust role is far more limited than FERC's; the NRC does not possess plenary antitrust jurisdiction. See, e.g., Houston Lighting & Power Co. (South Texas Project, Units Nos. 1 and 2), CLI-77-13, 5 N.R.C. 1303 (1977). Therefore, consistent with Regulatory Guide 9.1, Regulatory Staff Position Statement on Antitrust Matters, the NRC should not duplicate FERC's role of evaluating the potential competitive effects of the merger.5

     In short, no additional antitrust review by the NRC is required or warranted in connection with its review of this application.

--------
5 Regulatory Guide 9.1 provides in relevant part as follows: "In general, reliance will be placed on the exercise of Federal Power Commission [now FERC] and State agency jurisdiction regarding the specific terms and conditions of the sale of power, rates of transmission services and such other matters as may be within the scope of their jurisdiction." In addition to FERC review, the proposed merger of DQE and Allegheny Power is subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Consequently, both the Federal Trade Commission and the Antitrust Division of the United States Department of Justice will be provided an opportunity to evaluate the antitrust implications, if any, of the proposed merger.


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F.   Statement Of Purposes For The Transfer And The Nature Of The Transaction
     Necessitating Or Making The License Transfer Desirable

     The purpose of the merger is to achieve benefits for DQE's and Allegheny Power's shareholders, customers and communities that would not be achievable if they were to remain separate companies. The expected savings related to the merger are approximately $ 1 billion over the first 10 years. The savings will come from the elimination of duplicative activities, improved operating efficiencies, lower capital costs, and the combination of the companies' work forces.

G.   Restricted Data

     This application does not contain any Restricted Data or other classified defense information, and it is not expected that any will become involved in the licensed activities. However, in the event that such information does become involved, Duquesne Light agrees that it will appropriately safeguard such information and will not permit any individual to have access to Restricted Data until the Office of Personnel Management (the successor to the Civil Service Commission) shall have made an investigation and reported to the NRC on the character, associations, and loyalty of the individual, and the NRC has determined that permitting such person to have access to Restricted Data will not endanger the common defense and security of the United States.

H.   No Environmental Impact

     The merger does not involve any change to the nuclear plant operations or equipment and does not change any environmental impact previously evaluated in the


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plant's Final Environmental Statement. Accordingly, this application involves no significant environmental impact.

II.  EFFECTIVE DATE

     The proposed merger of DQE and Allegheny Power requires the approval of other federal and state regulatory authorities in addition to the NRC, such as FERC. Approval by DQE's and Allegheny Power's shareholders is also required. Until all necessary approvals have been obtained, the merger cannot be implemented. DQE and Allegheny Power intend to consummate the merger as soon as reasonably possible after all the necessary approvals have been obtained which are expected by May 1, 1998. Therefore, the NRC is requested to review this Application on a schedule that will permit it to act on and provide its final consent to the proposed indirect transfers of control that would be effectuated by the merger as promptly as possible and in any event before May 1, 1998.


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                                   CONCLUSION

     For the foregoing reasons, the NRC is requested to consent to the indirect transfers of control that would result from the merger of DQE and Allegheny Power regarding the interests held by Duquesne Light in Operating Licenses Nos. DPR-66 and NPF-73 for the Beaver Valley plant and operating license No. NPF-58 for Perry plant.

                                              /s/ James E. Cross
                                              James E. Cross
                                              President, Generation Group



Subscribed and sworn to before me

this 28 day of July, 1997


/s/ Tracey A. Baczek
Notary Public


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                                   EXHIBIT A

                      JOINT PROXY STATEMENT AND PROSPECTUS